UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND INC.

(Name of Issuer)

Common Shares, $0.0001 par value

(Title of Class of Securities)

64128C106

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, New York 10174

Attention: Michael D’Angelo

(212) 542-4635

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention: Adam W. Finerman, Esq.

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128C106

1	NAME OF REPORTING PERSON

Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,766,921[1]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,766,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,766,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.28%
14	TYPE OF REPORTING PERSON

PN; IA

The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 10/31/2019, as disclosed in the Issuer’s Certified Shareholder Report Form N-CSR filed 1/6/2020.

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

2

CUSIP No. 64128C106

1	NAME OF REPORTING PERSON

Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,766,921[2]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,766,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,766,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.28%
14	TYPE OF REPORTING PERSON

IN

The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 10/31/2019, as disclosed in the Issuer’s Certified Shareholder Report Form N-CSR filed 1/6/2020.

2 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

3

CUSIP No. 64128C106

1	NAME OF REPORTING PERSON

Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,766,921[3]
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,766,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,766,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.28%
14	TYPE OF REPORTING PERSON

OO

The percentages used herein are calculated based upon 19,540,585 Common Shares outstanding as of 10/31/2019, as disclosed in the Issuer’s Certified Shareholder Report Form N-CSR filed 1/6/2020.

3 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

4

CUSIP No. 64128C106

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D filed with the SEC on March 1, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 8, 2019 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 18, 2019 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on April 2, 2019 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on April 11, 2019 (“Amendment No. 4”) and Amendment No. 5 to the Original Schedule 13D filed with the SEC on April 12, 2019 (“Amendment No. 5”, and together with this Amendment No. 6, the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 , the “Schedule 13D”), with respect to the shares of common stock, par value $0.0001 per share (the “Common Shares”), of Neuberger Berman High Yield Strategies Fund Inc. (the “Issuer”). This Amendment No. 6 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in the funds and accounts managed by Saba Capital and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $42,698,773 was paid to acquire the Common Shares reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 31, 2020, Saba Capital submitted to the Issuer a proposal (the “Proposal”) pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. The Proposal requests that the Board of Directors of the Issuer (the “Board”) amend the Bylaws to provide that in a contested election, a majority of the votes cast in the election of directors shall be required to elect a director. The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, a copy of which is attached as Exhibit 1 hereto and incorporated by reference herein.

The Reporting Persons may engage in discussions with management and the Board regarding the long-term performance of the Issuer and the trading of the Common Shares at a discount to the Issuer’s net asset value.

5

CUSIP No. 64128C106

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

a)	See rows (11) and (13) of the cover pages to this Amendment No. 6 for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Amendment No. 6 are calculated based upon 19,540,585 Common Shares outstanding as of 10/31/2019, as disclosed in the Issuer’s Form N-CSR filed on 1/6/2020.
b)	See rows (7) through (10) of the cover pages to this Amendment No. 6 for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
c)	The Reporting Persons have not entered into any transactions in the Common Shares during the past sixty days.
d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.
e)	Not applicable.
Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

1.	Proposal

6

CUSIP No. 64128C106

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2020

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Chief Compliance Officer

BOAZ R. WEINSTEIN

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Attorney-in-fact*

SABA CAPITAL MANAGEMENT GP, LLC

By:	Boaz R. Weinstein, its Managing Member

By:	/s/ Michael D’Angelo
	Name:	Michael D’Angelo
	Title:	Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

7

CUSIP No. 64128C106

Exhibit 1

Proposal

Proposal

BE IT RESOLVED, that the shareholders of Neuberger Berman High Yield Strategies Fund Inc. (the “Fund”), request that the members Board of Directors (the “Board”) amend the Bylaws to provide that in a contested election, a majority of the votes cast in the election of directors shall be required to elect a director.

Supporting Statement:

At the Fund’s 2019 Annual Meeting, shareholders voted decisively to replace the incumbent directors. Through an entrenchment mechanism, however, the will of shareholders was subverted and their elected nominees were not seated.

At the 2020 Annual Meeting, the Fund will likely hold yet another election in which shareholders will be deprived of their right to elect directors, and the Fund will undergo another “failed election”. The result will be an Investment Company that is overseen by a majority of unelected holdover directors.

Section 80a-16 of the Investment Company Act states: “In the event that at any time less than a majority of the directors of such company holding office at that time were so elected by the holders of the outstanding voting securities, the board of directors or proper officer of such company shall forthwith cause to be held as promptly as possible and in any event within sixty days a meeting of such holders for the purpose of electing directors to fill any existing vacancies in the board of directors unless the Commission shall by order extend such period.”

To maintain compliance with the Investment Company Act, the Fund will be required to continue holding shareholder meetings at a minimum of every sixty days and repeat this cycle of failed elections over and over, needlessly wasting shareholder resources each time as it attempts to continue this entrenchment by not seating the director candidates who received the most votes with a quorum present.

The only way to prevent this cycle of waste of shareholder resources will be for the Fund to amend the Bylaws to honor the will of shareholders and allow the nominees who receive the most votes to be duly elected.

Please vote FOR this Proposal and tell the Board that you want the directors who receive the most votes to be elected, and not to continue wasting your money thwarting the shareholder franchise by manufacturing failed election after failed election.